EXHIBIT 17

Robert Gingell
RR2
Canfield, Ontario NOA 1 CO



     Please take notice that as of today, Sunday, March 6th, 2005, I will be resigning my position as a member of the International Development Corp. Board of Directors.

     I wish the board continued and future success.


Yours Truly,

/s/ Robert Gingell
Robert Gingell


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